

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2010

Wei Guo, President
Jet Cheer Investments Ltd.
Akara Building
24 De Castro Street
Wickhams Cay 1
Road Town
Tortola, British Virgin Islands

   Re: **Jet Cheer Investments Ltd.**
       Form 20-F/A
       Filed August 24, 2010
       File No. 000-54016

Dear Mr. Guo:

   We have completed our review of your filing and do not have any further comments at this time.

        Sincerely,

        Jeffrey P. Riedler
        Assistant Director